

Mail Stop 3720

January 28, 2008

Via U.S. Mail and Fax (1-760-929-5280)
Kendra Berger
Chief Financial Officer
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California, 92008

> **Re:** **NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 001-11460**

Dear Ms. Berger:

We have reviewed your supplemental response letter dated January 17, 2008 as well as your filing and have the following comments. As noted in our comment letter dated November 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1 – Organization and Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates, page F-11

1. We note your response to prior comment 3. You should revise your accounting policy to comply with our prior comment. Accordingly:

   • You appear to have up-front fees (i.e. deferred revenues) for some if not all of your customer contracts. When both costs and revenue (in an amount equal to or greater than the costs) are deferred for a specific contract, those capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.

- We note your statement that your deferred costs exceed your deferred revenues for your contractual arrangements. We also note that you can recover the deferred installation and commission costs during the initial contract term of each specific customer. For any excess of deferred costs over deferred revenues for a specific customer, you should revise to recognize those excess costs over the initial period of the contract which you have stated to be 1 year.

Form 10-Q for the Fiscal Quarters Ended September 30, 2007

(10) Accumulated Other Comprehensive Income (Loss), page 13

2.   We note your response to prior comment 6. However, your attachment 3 appears to be incomplete. The impact of the foreign currency translation adjustment in the equity section is missing. Please advice.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director